UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011.
Commission File Number: 001-31221
Total number of pages: 40

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: March 31, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Damage and Restoration Status Regarding the Tohoku — Pacific Ocean Earthquake and Future Prospects

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
March 30, 2011
Damage and Restoration Status Regarding the Tohoku — Pacific Ocean Earthquake and Future Prospects
We wish to express our deepest condolences to all those affected by the powerfully destructive Tohoku-Pacific Ocean Earthquake.
Attached please find the press release and presentation entitled “Damage and Restoration Status Regarding the Tohoku-Pacific Ocean Earthquake and Future Prospects,” which was announced today by NTT DOCOMO (“DOCOMO”), together with its parent company, Nippon Telegraph and Telephone Corporation (“NTT”) and other NTT Group companies. In addition, please find the presentation entitled “Tohoku-Pacific Ocean Earthquake: Current Status and Restoration Plan,” which was announced by DOCOMO and NTT.
For updates on the current status of restoration by DOCOMO for disrupted mobile communication services in the Tohoku and adjacent Kanto-Koshinetsu regions, please also see our corporate website from the URL shown below.
http://www.nttdocomo.com/disaster/index.html
# # #
Media inquiries:
Shoichiro Kaneko or Takuya Ori
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Inquiries may also be made through the following URL: http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 57 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 56 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.
FOMA service is only available in Japan.

March 30, 2011
Nippon Telegraph and Telephone Corporation
Nippon Telegraph and Telephone East Corporation
NTT DOCOMO, INC.
NTT Communications Corporation
Nippon Telegraph and Telephone West Corporation
Damage and Restoration Status Regarding the Tohoku-Pacific Ocean Earthquake and Future Prospects
Due to the impact of the Tohoku-Pacific Ocean Earthquake that occurred on March 11, 2011, some of NTT Group’s services, including fixed-line and mobile communication services, remain unavailable, particularly in the Tohoku region. The entire group is currently devoting its efforts towards restoration, and we apologize for any inconveniences caused.
After the earthquake, facilities were damaged and commercial power supply was disrupted at exchange offices, among other things, impacting approximately 1.5 million circuits for fixed-line services, approximately 6,700 mobile base station equipment, approximately 15,000 circuits for corporate data communication services and others.
In accordance with its disaster prevention operation plans based on the Basic Act on Disaster Control Measures, NTT Group established the Disaster Countermeasures Office and over 10,000 people from NTT group companies across the nation have been making an all-out effort to restore the damaged communication facilities and services. Through such efforts as its provision of the Disaster Emergency Message Dial and the Disaster Message Board service, deployment of mobile base station vehicles (approximately 30 vehicles) and satellite mobile phones (approximately 870 handsets) and installation of special public telephones (approximately 2,300 telephones), NTT Group is making efforts to secure a means of communication for those who were affected by the earthquake.
As a result of these efforts, more than 90 percent of the affected exchange offices and mobile base station equipment have been restored and services are gradually recovering. Going forward, NTT Group is planning to have its exchange offices and base stations almost completely restored (except for certain areas where restoration is physically difficult, such as areas surrounding the nuclear power plant and areas with physically damanged roads, tunnels, etc.) by the end of April through, among others, renewal of power supplies and equipment and re-installing relay transmission lines, repair of relay transmission lines to mobile base stations, and area remedies for mobile phones using large zone schemes where a single station covers multiple stations.

With regards to the remaining areas, NTT Group will endeavor to prioritize the restoration of services in particular areas, such as municipalities and evacuation shelters, and improve the communication environment by, among other things, providing even more satellite mobile phones and other communication means.
Regarding corporate data communication services, approximately 90 percent have been restored to date. Submarine cables connecting Japan with the United States and other parts of Asia have been partially damaged, but NTT Group has been using various backup cable routes to maintain uninterrupted services, and there is currently no impact on its overseas communication services.
To support the affected people of the disaster, NTT Group is, among other efforts, providing its communication services free of charge, safety confirmation information of those affected, and company residences as living space for those impacted by the earthquake. NTT Group is working to gather donations from its customers and has decided to donate one billion yen. NTT Group will devote its full strength to support the victims of this disaster and the recovery of the stricken areas.

The following summarizes the damage done to NTT group companies and the efforts made towards restoration.
1. Damage and restoration status of Nippon Telegraph and Telephone East Corporation (“NTT East”)
(1) Status of the impact on communication facilities
The current status of damage to the main communication facilities are as follows.
	Relay transmission lines
•	Disconnected in 90 routes
‚	Exchange office building
•	Demolished: 18 buildings

•	Submerged: 23 buildings
ƒ	Destruction by flood and collapse of telephone poles
•	Approximately 65,000 poles (coastal region)
„	Submersion and physical damage to aerial cables
•	Approximately 6,300 kilometers (coastal region)
(2) Restoration efforts on communication facilities (facilities within exchange offices, transmission lines between exchange offices)
	Efforts undertaken so far
The earthquake and tsunami disrupted commercial power supply and caused equipment failure in approximately 1,000 exchange offices. NTT East responded by deploying emergency batteries, emergency power generators and mobile power supply vehicles to provide power. However, some exchange offices remained inoperable, resulting in the disruption of a total of approximately 1.5 million circuits at maximum in telephone subscriber lines, ISDN and FLET’S Hikari (FTTH) services as of March 13.
Under these circumstances, NTT East has thus far, with the help of other NTT group companies and construction companies, mobilized a total of some 6,000 people to make an all-out effort to restore these services. By 1:00 p.m., March 28 (JST), approximately 95 percent of the exchange offices have been restored along with the recovery of commercial power supply, leaving 55 dysfunctional exchange offices and approximately 110 thousand affected circuits remaining to be restored.

Number of circuits with communication service failures
Unit: circuits

Service	As of 1:00 p.m., March 28	As of 1:00 p.m., March 13
Telephone subscriber lines	81,500	898,100
ISDN	7,500	108,100
FLET’S Hikari	23,300	512,700

Total	112,300	1,518,900

Note:	Figures exclude failures due to circuit disruptions between customer homes and NTT East exchange offices.
‚	Status of the impact on exchange offices with discontinued services
The damage and restoration status of the exchange offices with discontinued services (55 buildings) as of March 28 are as follows.

		Number of		Expected
	Degree of damage	buildings	Method of restoration	restoration date

A	Only minor damages to buildings, but power supply facilities are damaged by flooding, etc.	16	Replacement of power supply facilities, adjustment of communication facilities, replacement of failed parts, etc.	Mid-next week

B	Significantly damaged relay transmission lines due to a collapsed bridge	4	In addition to case A, reconstruction of transmission lines (construction of backup relay routes and re-erection of poles)	Mid-April

C	Demolished exchange offices and facilities, significantly damaged relay transmission lines, etc.	26	Construction of exchange offices, installation of switchboards, reconstruction of transmission lines after road restoration	Aiming for late April but may delay*

D	Fukushima Nuclear Power Plant area	9	Once the evacuation order is lifted, confirm the status and take any necessary measures	TBD

*	Details will be announced separately once the timing of restoration is confirmed.
Also, if the degree of damage is assessed as “C” and municipal government office buildings are located within the area of an applicable exchange office, as a general rule, stopgap repair measures will be implemented within a week and public administration and other important circuits will be restored (5 buildings).

Forecasted number of days needed for restoration of services in exchange offices with discontinued services

End of April
	Mid-next week	Mid-April	(approximately)*	Unknown
Iwate
Iwaizumi area	1 exchange office		1 exchange office
Miyako area	2 exchange offices		1 exchange office
Kamaishi-Kaminakashima area	2 exchange offices		1 exchange office
Ofunato area	11 exchange offices		2 exchange offices

Miyagi
Kesennuma area		2 exchange offices	4 exchange offices
Ishinomaki, Oshika peninsula area			15 exchange offices
Sendai-Matsushima area			2 exchange offices
Fukushima		2 exchange offices		9 exchange offices
Total	16 exchange offices	4 exchange offices	26 exchange offices	9 exchange offices
Note:	The end of April is targeted, but there may be a delay depending on the situation. Details will be announced separately once the timing of restoration is confirmed.
(3) Efforts to restore communication facilities (outdoor facilities)
Telephone poles, communication cables and other facilities outside NTT exchange offices suffered significant damage due to the earthquake and tsunami. Immediately after the earthquake, it was difficult to inspect these facilities as restricted areas were set and traffic controls applied, but as these restrictions were rescinded, NTT East has been confirming the conditions in these areas using helicopters and other means, and will direct its efforts towards service restoration going forward in accordance with the damage situation and the reconstruction of the cities.

(4) Organization for restoration, etc.
After the earthquake struck, NTT East established a Disaster Countermeasures Office in its headquarters office, as well as Disaster Countermeasure Offices in the stricken prefectures, thus creating an organizational structure capable of close collaboration 24-hours-a-day. With a team of approximately 5,000 people, these Disaster Countermeasure Offices then commenced efforts to understand the extent and nature of the damage and initiate restoration.
Among others, in Iwate, Miyagi and Fukushima, the three prefectures where the damage was the greatest, a wide-area support structure was built, with staff dispatched from headquarters and other branch offices, as well as receiving assistance from NTT West and other group companies. Currently, a team of approximately 6,000 people are handling the restoration efforts.
(To address full restoration of services, it is planned that telecommunication construction companies will be added to the team to reinforce these efforts going forward.)
(5) Efforts to support the affected people
	Provision of Disaster Emergency Message Dial, etc.
Since the earthquake, NTT East has been providing safety confirmation services “Disaster Emergency Message Dial 171” and “Disaster Emergency Broadband Message Board (Web 171)” to be used by those affected by the earthquake. As of 1:00 p.m. on March 28 (JST), “171” has been used approximately 3.17 million times cumulatively and “Web 171” approximately 0.24 million times cumulatively.
‚	Deployment of free public telephones, etc.
To secure a means of communication for people affected by the earthquake, NTT East has installed in 738 locations 2,308 special public telephones that are available for use free of charge (as of 12:00 noon, March 28 (JST)). This accommodation has been implemented in almost all locations requested by local governments.
Also, NTT East made the existing public telephones in the six prefectures located within the Tohoku region available for use free of charge immediately after the earthquake. At 7:00 p.m. on March 11 (JST), 122,000 public telephones across the entirety of Eastern Japan were made available for use free of charge. Currently, following the lifting of call restrictions, public telephones remain free in Iwate, Miyagi and Fukushima.

ƒ	Waiver of telephone charges, etc.
For customers who were actually unable to use their telephones or broadband services due to the earthquake, the basic charges for those periods, as well as service relocation costs when moving in to temporary housing, will be waived and the payment deadline for telephone and other charges will be extended.
„	Others

•	Installation of free Internet connection stations at evacuation shelters, etc.
Free Internet connection stations have been installed at evacuation shelters in 12 prefectures (138 stations) (of which 63 stations have Wi-Fi environment).
•	Taking messages from people in damaged areas
NTT East staff members deliver messages, on behalf of affected people, to their families, and if the family members are away from home, NTT East registers their messages on the Disaster Emergency Message Dial on their behalf.

2. Damage and restoration status of NTT DOCOMO, INC. (“DOCOMO”)
(1) Current status of communication facilities
With regard to base station equipment, the earthquake and tsunami caused disruptions to the commercial power supply and equipment failure, primarily in the Tohoku and the Kanto Koshinetsu regions. As of 5:00 p.m. on March 12 (JST), 6,720 stations were inoperable.
DOCOMO, with the help of other NTT group companies and construction companies, mobilized a total of some 4,000 people to make an all-out effort to restore its communication services. By 2:00 p.m., March 28 (JST), approximately 90 percent of the stations have been restored along with the recovery of the commercial power supply, leaving 690 stations remaining to be restored.
Many of the base station equipment yet to be restored include those that have suffered entrance circuit disruptions, submersion and physical damage of equipment, and those that are difficult to access due to the nuclear power plant incident.
Number of base station equipment with disrupted services

Area		FOMA	mova	Total
Tohoku region	Aomori	4 stations
Number of installed	Iwate	220 stations
stations	Miyagi	180 stations
(Approximately	Fukushima	130 stations
11,000 stations)	Tohoku total	540 stations	140 stations	680 stations
Kanto Koshinetsu region		10 stations	1 station	1 station
Total		550 stations	140 stations	690 stations
Note:	Actual amounts are shown for figures equal to or less than 20. Figures more than 20 have been rounded to the nearest ten.
For restoration going forward, DOCOMO has formulated a restoration plan for 375 base station*, equivalent to approximately 530 base station equipment with disrupted services (FOMA) in the three prefectures, Iwate, Miyagi and Fukushima. As for the 307 base stations in the Fukushima prefecture, excluding the 68 stations that are difficult to access due to the nuclear power plant incident, DOCOMO is endeavoring to restore a total of 248 stations (150 stations by mid-April and another 98 stations by late April) through restoration of transmission lines using optical fiber, micro-wireless circuits and satellite circuits and utilization of large zone schemes (a method to cover areas normally covered by multiple stations by utilizing a single station) by installing base stations at mountaintops and other locations.

As for the remaining 59 stations, due to delays in restoration from physical damage to mountain areas and facilities within road tunnels, among other factors, satellite mobile phones and other devices will be provided at meeting places/centers.
For specific details on the restoration plans, we intend to make the information available on the “Restoration Area Maps” in early April.

*	Base station: A base that has base station equipment installed. There may be instances where there are multiple base station equipment (2 GHz and 800MHz, etc.) installed on a single base station.
Number of base stations expected to be restored (FOMA) and the expected restoration dates
Unit: base stations

	Expected restoration dates
	Mid-April	Late April	After May	Total
Iwate	89	48	47	184
Miyagi	61	28	8	97
Fukushima	0	22	4	26

Total	150	98	59	307

Note: Figures exclude 68 base stations located within a 30 kilometer range from the Fukushima Nuclear Power Plant.
After the earthquake struck, communications traffic increased dramatically and it was difficult for calls to get through. To address this, DOCOMO implemented maximum capacity restrictions on voice calls of 80 percent (90 percent in certain areas) around the Tohoku and Kanto regions to ensure that important communications could go through. In Miyagi prefecture, DOCOMO temporarily implemented maximum capacity restrictions on packet transmissions of 30 percent immediately after the earthquake, however, there has been no restrictions since.
With regard to DOCOMO Shops, immediately after the earthquake, 159 out of 195 shops in the Tohoku region were forced to close temporarily, but as a result of the efforts to reopen quickly, all shops, other than those in buildings that were severely damaged or those within the evacuation area around the Fukushima Nuclear Power Plant, have reopened. As of March 28, 21 DOCOMO Shops still remain closed.
Restoration status to date in the areas that were mainly impacted
•	Ishinomaki/Oshika peninsula area
Service mostly restored in the central part of Ishinomaki-shi and Higashi-Matsushima-shi

Service not yet restored in the eastern parts of Ishinomaki-shi and Onagawa-cho
•	Kesennuma area
Service mostly restored in Kesennuma-shi and the central part of Minami-Sanriku-cho

•	Sendai-Matsushima area
Service mostly restored in Sendai-shi, Tagajo-shi, Shiogama-shi and Matsushima-cho
•	Ofunato area
Service mostly restored in Ofunato-shi, and the central part of Rikuzen-Takata-shi
•	Miyako area
Service mostly restored in the central part of Miyako-shi
Service not yet restored in the northern coastal regions
•	Iwaizumi area
Service mostly restored in the central part of Iwaizumi-cho
Service not yet restored in the coastal regions
•	Kamaishi-Kaminakashima area
Service mostly restored in Kamaishi-shi and the central part of Otsuchi-cho
Service not yet restored in the surrounding areas of Kamaishi-shi and Otsuchi-cho
(2) Organization for restoration, etc.
Immediately after the earthquake struck, DOCOMO established a Disaster Countermeasures Office in its headquarters office and the Tohoku Regional Office, thus creating an organizational structure capable of close collaboration 24-hours-a-day. These Disaster Countermeasure Offices then commenced efforts to understand the extent and nature of the damage and initiate restoration.
In Iwate, Miyagi and Fukushima, the three prefectures where the damage was the greatest, DOCOMO headquarters and branch offices, as well as group companies, are cooperating to the utmost in endeavors to restore services as quickly as possible.
(3) Efforts to support the affected people
 Provision of Disaster Message Board service
To provide people affected by the earthquake and its aftermath with a means of communication, DOCOMO has been providing a “Disaster Message Board service” since immediately after the earthquake. In order to enable even more people to use this service as a means of communication with those affected, the regions eligible to post messages were expanded to cover the entire nation on March 17, and starting March 18, in addition to posting messages using i-mode, posting of messages from smartphones was also enabled. As of 12:00 midnight on March 28 (JST), the number of messages posted reached approximately 3.79 million.
‚ Addressing areas where mobile phones cannot be used
For areas where mobile phones cannot be used, DOCOMO has deployed approximately 30 mobile base station vehicles in efforts to secure communications. Further, to secure communication for the people affected by the earthquake, DOCOMO is renting to local administrative agencies and installing at evacuation shelters approximately 870 satellite mobile phones, approximately 1,440 mobile phones and approximately 180 tablet PCs, and has also established approximately 210 stations where mobile phones can be recharged for free using multi-chargers, solar chargers and AC adaptors. (As of 1:00 p.m., March 28 (JST))

ƒ Release of Restoration Area Maps
For Iwate, Miyagi and Fukushima prefectures, which suffered the greatest damage from the earthquake, “Restoration Area Maps”, which enable one to confirm such details as areas where FOMA service is available, areas that have been restored or are planning to be restored through the use of mobile base station vehicles, locations where satellite mobile phone and free recharging services are available and DOCOMO Shops’ store information, as well as conduct searches using municipality names, were newly released on March 20. Furthermore, for specific details on the restoration plans, we intend to make the information available on the Restoration Area Maps in early April.
„ Launch of charity drive website for the affected areas
In order to support the affected areas, DOCOMO launched a website to collect donations from its customers. The collected contributions will be donated to a specified non-profit corporation, Japan Platform (the total donations made as of March 28 amounted to 751,315,192 yen).
… Refund of charges
For customers living in the areas where DOCOMO’s communication facilities were unavailable* due to failures caused by the Tohoku-Pacific Ocean Earthquake, DOCOMO will refund basic monthly fees for the periods when the service was not available.

*	Customers who have subscriber addresses or billing addresses in those areas.
<Donation methods>
By “DOCOMO mobile remittance service” (from March 14)
By purchase of “Charity Content (standby displays)” (from March 14)
By “DOCOMO Points” (from March 19)
By “DCMX” (from March 24)

†	Other

Extension of walk-in payment deadline for charges (extension of approximately one month)	Payment deadline is already extended for March bills (to May 2), but DOCOMO will also extend the payment deadline for April bills to May 31.

Mobile phone repair charges for half the regular price	Services will be further extended until May 31 (previously until April 11).

Free data restoring service for soaked mobile phones	Service applications are accepted at DOCOMO Shops anywhere in Japan.

Special discount at time of mobile phone purchase (maximum of 10,500 yen)

No fee for FOMA card reissuance

3. Damage and restoration status of NTT Communications Corporation (“NTT Com”)
(1) Current status of communication facilities
Due to the earthquake, the relay network and other networks in the Tohoku region were damaged, affecting telephone and Internet connection services. However, this is gradually recovering as NTT Com has restored its facilities and has been using other backup cable routes. Meanwhile, services remain unavailable where access lines and customers’ facilities, etc. have been affected.
Regarding corporate data communication services, such as IP-VPN and e-VLAN, a maximum of approximately 15,000 circuits in the Tohoku region were not available, but the relay network is now restored. Due to damaged access lines and customers’ facilities, etc., however, approximately 1,600 circuits are yet to be restored as of March 28.
Submarine cables connecting Japan with the United States and other parts of Asia have been partially* damaged, but NTT Com has been using other backup cable routes to maintain uninterrupted services, and there is currently no impact on its overseas communication services (overseas data communication service, overseas internet, etc.).
The data centers were not affected.

*	Damaged submarine cables (sections)
Japan-US (Japan ~ U.S.), APCN2 (Japan ~ China/Korea), China-US (Japan ~ U.S.), PC-1 (Japan ~ U.S.)
(2) Organization for restoration, etc.
Immediately after the earthquake struck, NTT Com established a Disaster Countermeasures Office in its headquarters office, thus creating an organizational structure capable of close collaboration 24-hours-a-day. The Disaster Countermeasure Office then commenced efforts to understand the extent and nature of the damage and initiate restoration.
A team of approximately 600 people was formed to handle the restoration efforts.

(3) Efforts to support the affected people

Waiver of charges	For customers who were actually unable to use services due to the earthquake, basic charges, fixed-rate charges, additional service charges, and other charges will be waived for the periods when the services were not available.

Free provision of services to companies/groups that support the affected people	Cloud-based hosting “Biz Hosting”, Twitter/Facebook client “CoTweet” and Internet content distribution service “Smart Content Delivery” will be provided for free.

Free provision of public wireless LAN service	“HOTSPOT™” and “OCN Hotspot” will be provided for free.

Cooperation with free Internet connection stations at evacuation shelters	Internet connection service “OCN” will be provided at free Internet connection stations provided by NTT East at evacuation shelters.

Acceptance of donations through OCN	Collection of donations started through “OCN Pay ON” and “Pointalk Program” to support those affected by the Tohoku-Pacific Ocean Earthquake.

4. Support status of Nippon Telegraph and Telephone West Corporation (“NTT West”)
Immediately after the earthquake struck, telephone calls to some parts of Eastern Japan, primarily the affected areas, became difficult, but this was resolved by March 12. The day after the incident, NTT West promptly deployed mobile power-supply vehicles to secure the power supply at communication facilities, and assisted in setting up special public telephones using portable satellite mobile phone and other equipment to secure a means of communication for the affected people. At the same time, NTT West continued to work at on-site surveys and restoration of communication cables, etc. with the aim of restoring customer circuits. To date, approximately 1,000 employees have provided this support.
Support for securing communication means in the affected areas and securing power supply at communication facilities

Transfer of mobile power-supply vehicles (to secure power supply at communication facilities in the affected areas)	28 vehicles * Approximately 280 engineers on-site

Transfer of portable satellite mobile phone equipment	47 devices
* Approximately 320 engineers on-site

Provision of satellite mobile phone handsets (as contingent means of communication at evacuation shelters etc.)	Approximately 140 handsets

Provision of terminals for special public telephones (for special public telephones set up at evacuation shelters, etc. or in temporary housing)	Approximately 5,100 terminals * Telephone terminals not requiring commercial power supply
Support for restoring telephone poles and communication cables, etc. in the affected areas (restoration support for customer circuits)

Support for restoring customer circuits (restoration support, primarily in the Iwate area)	Approximately 200 employees (including employees of cooperating companies) * Construction vehicles, such as those for elevated work: 48 vehicles

Logistic support for on-site restoration work team at the affected areas (mobile power-supply vehicles/portable satellite phones/restoration support)	Approximately 150 employees * Logistic support team at NTT West headquarters (Osaka) involved with employees conducting restoration support in the affected areas

Dispatch of staff for the purpose of coordinating information with NTT East’s Disaster Countermeasures Office	Approximately 50 employees * Dispatch of employees who serve as the contact points when communicating with NTT East’s Disaster Countermeasures Office

Free basic charges and installation charges due to relocation (monetary support to customers who have suffered damage from the earthquake)	Free basic charges for the periods when telephones, etc. were not available
• Extension of telephone charge payment deadlines
• Free installation charges for relocation to temporary housing, etc. (including moves from Eastern Japan), and others

*	The number of people in the table indicates a gross number of people, including standby workers.

5. Major initiatives by other group companies

NTT DATA	Provision of “FairCast”, which allows schools to contact families all at once through e-mail, telephone and/or fax, for free to schools in the affected areas.

Provision of a free system for visualizing information collected by each of the municipalities relating to damage and recovery on a map and utilizing it within the municipality and releasing it to the residents.

Provision of a free social networking service (SNS) exclusive to the local government staff for sharing know-how and useful information on recovery from disasters.

Provision of free cloud service for local governments in the affected areas that enables the use of business applications.

Provision of personnel support for “sinsai.info”, a website aimed to provide logistic support for local rescue by the local volunteers, Japan Self-Defense Forces, rescue teams from other countries and others.

NTT Resonant	Commencement of donation collection through “goo donation” to support those affected by the Tohoku-Pacific Ocean Earthquake.

Launch of a webpage that provides a list of earthquake-related information, such as assistance for affected people, created using a Q&A service called “PinQA”, which works in coordination with location information.

Provision of “goo messages from evacuation shelters” through which information on the safety of people affected by the earthquake can be searched by inputting their names and mobile phone numbers.

NTT Plala	For customers who were actually unable to use services due to the earthquake, waiver of basic charges for the periods when the services were not available.

Provision of Internet connection service “Plala” and video distribution service “Hikari TV” at the free Internet connection stations provided by NTT East at evacuation shelters.

Commencement of donation collection through “Plala” and “Hikari TV” to support those affected by the Tohoku-Pacific Ocean Earthquake.

NTT PC Communications	For customers who were actually unable to use services due to the earthquake, waiver of basic charges for the periods when the services were not available.

Provision of “InfoSphere mobile connection service” for free to affected corporations. Provision of “WebARENA hosting service” for free to corporations and groups that support those who were affected. Provision of mobile service for free to affected corporations that use IP-VPN service.

NTT SmartTrade	Commencement of donation collection using electronic money called “Chocom”.

NTT NaviSpace	Commencement of accepting point donations through a word-of-mouth ranking site called “Potara”.

NTT IT	Provision of a web conference system, “Meeting Plaza”, free of charge for a limited time.

NTT-ME	For customers who were actually unable to use services due to the earthquake, waiver of basic charges for the periods when the services were not available.

NTT CARD SOLUTION	Collection of donations using electronic money “NET CASH” started.

NTT Group	Provision of free public wireless LAN service in the affected areas.

Reporting capability to provide 43 company residences (approx. 3,000 houses) and 4 gymnasia as living space for affected people upon the government’s request.

Donation of 1 billion yen.
6. Future forecasts
For the latest developments, please visit NTT group companies’ websites from the following link: http://www.ntt.co.jp/topics/20110316/index.html#news.
The damage and impact of this earthquake on NTT’s consolidated business results is currently unknown. We will make a separate announcement if we expect a material impact on our consolidated business results.
For further information, please contact:
Nippon Telegraph and Telephone Corporation,
Public Relations Office
Tel.: +81-3-5205-5550
Nippon Telegraph and Telephone East Corporation,
Public Relations Office
Tel.: +81-3-5359-3711
NTT DOCOMO, INC.
Public Relations Office
Tel.: +81-3-5156-1366
NTT Communications Corporation,
Public Relations Office
Tel.: +81-3-6700-4010
Nippon Telegraph and Telephone West Corporation,
Public Relations Office
Tel.: +81-6-4793-2311

Damage and restoration status regarding the Tohoku-Pacific Ocean Earthquake and future prospects March 30, 2011 Nippon Telegraph and Telephone Corporation

Damage condition of communication facilities

- Many exchange office buildings and facilities were affected by the large-scale earthquake and tsunami.
- Further damage was caused due to depletion of battery capacity associated with the prolonged disruption in commercial power supply.



Commercial power
docomo
DOCOMO building
【 Mobile phone base station 】
4 Physical damage・submersion depletion of battery capacity
3 Collapsed telephone polls, cable disruption
1 Submersion・destruction by flood・physical damage, depletion of battery capacity
NTT building (Exchange office building)
DOCOMO Facilities, etc.
NTT building (Relay building)
DOCOMO Facilities, etc.
2 Cable disruption, damaged ducts

1

Maximum: March 13, 2011 Maximum number of affected circuits Approx. 1.5 million circuits As of March 28, 2011 Number of affected circuits Approx. 112,000 circuits (Recovery rate: 93%) Maximum Maximum: March 12, 2011 Maximum number of off-the-air base station equipment 6,720 base stations As of March 28, 2011 Number of off-the-air base station equipment Approx. 690 base stations (Recovery rate: 90%) Number of affected circuits for fixed- line services Number of base station equipment with discontinued mobile services FLET'S Hikari ISDN Telephone subscriber lines Note: Figures exclude failures due to circuit disruptions between customer homes and NTT East exchange offices. (Unit: base stations) (Unit: circuits) Maximum 2 Restoration status of communication services With support from all across the nation, over 10,000 people in total have been making an all-out effort to restore NTT Group's services Approximately 90% of exchange offices and mobile base station equipment have been restored through relief efforts by mobile power-supply vehicles and privately-owned power generators, and through facility restoration, such as by using backup relay routes.

Future restoration prospects

- Going forward, NTT Group is planning to almost completely restore its services (except certain areas) by the end of April through renewal of power supplies and equipment in exchange offices, re-installation of relay transmission lines, further repair of base stations' relay transmission lines, and area remedies using large zone schemes.
- With regards to the remaining areas, NTT Group will primarily endeavor to restore services in local governments and evacuation centers where in focus, and also improve the communication environment by providing further more satellite mobile phones and other telecommunication means.



< Fixed >
< Mobile >
Approx. 1,000 buildings max*1
Approx. 6,720 base station equipment max
Actions taken so far:
• Relief efforts by mobile power-supply vehicles and privately-owned power generators (restoration of commercial power supply)
• Use of backup relay routes.
• Expansion of restored areas led by the recovery of parent station
46 unrestored buildings*2
Iwate 21 buildings
Miyagi 23 buildings
Fukushima 2 buildings
307 disrupted base stations*2
Iwate 184 base stations
Miyagi 97 base stations
Fukushima 26 base stations
March 28
Actions to be taken going forward:
· Renewal of power supplies and equipment in exchange offices, re-installation of relay transmission lines
· Repair of base stations' relay transmission lines using emergency fiber optic cable and Microentrance
· Area remedies using large zone schemes
Aim to restore all buildings
Some buildings may require certain amount of time to be restored*2
59 disrupted base stations*2
Iwate 47 base stations
Miyagi 8 base stations
Fukushima 4 base stations
End of April

*1 Number of buildings with commercial power supply disruptions and equipment failures due to the earthquake.
*2 Excluding areas surrounding Fukushima Nuclear Power Plant (9 fixed-line service buildings and 68 mobile base stations).

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Main efforts in securing a means of communication

Securing a means of communication	Deployment of mobile base station vehicles (approx. 30 vehicles)
	Rental of free satellite mobile phones (approx. 870 handsets), mobile phones (approx. 1,440 handsets) and tablet PCs (approx. 180 terminals)
	Installation of special public telephones utilizing portable satellite equipment (approx. 2,300 telephones) Implemented to accommodate all requests from local governments
	Installation of free Internet stations (138 stations) Provided broadband environment through tie-ups with other companies as a means to gather information through the Internet
	Provision of free public wireless LAN (FLET'S SPOT, etc.) Provided free of charge for affected people and volunteers
Safety confirmation	Disaster Emergency Message Dial (approx. 3.17 million uses) Disaster Emergency Broadband Message Board (approx. 0.24 million uses) Disaster Message Board (approx. 3.79 million uses)
Life support	Provision of 43 company residences (approx. 3,000 houses) and 4 gymnasia Provided as living space for affected people upon the government's request
	Donation of 1 billion yen

* Figures as of March 28, 2011

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Tohoku - Pacific Ocean Earthquake: Current Status and Restoration Plan NTT DOCOMO, INC. March 30, 2011

Damage to Base Stations & Restoration Measures 788 base stations requiring inspection as of March 22 Immediately inspected disrupted base stations & implemented temporary repairs Services restored at 413 base stations by March 28 Services disrupted at 307 base stations as of March 28 Base Stations Requiring Inspection (March 22) 788 413 68 224 62 Inspection Results (March 28) Services Restored Transmission route failure, transmission equipment failure Flooding at base stations Service disrupted Inspection pending (Within 30 km of nuclear plant) 1. Transmission line restoration 2. Transmission equipment restoration 3. Large zone scheme utilization and satellite installation Key Service Restoration Measures By using Temporary optical fiber Base station vehicles Large zone scheme 21 Under inspection 307 1

Restoration Progress & Outlook Late April May March 24 68 (Within 30 km of nuclear plant) 248 491 (Disrupted) 229 (Service restored) Microwave: 23 Satellite: 24 Optical fiber & temporary optical fiber: 183 Large zone: 18 Mountain regions: 41 Tunnels: 18 59 Evacuation centers Temporary housing Highly populated areas March 22 59 March 28 307) 413 68 Inspection pending 68 (Within 30 km of nuclear plant) 2 Base stations requiring inspection 788 To be restored soon 68 (Within 30 km of nuclear plant) 68 (Within 30 km of nuclear plant)

Service Restoration Schedules (248) Base Stations Expected to be Restored (1/2) ^ Scheduled for Completion by Late April Scheduled for Completion by Late April Iwate 137 137 Iwate Mid-April Late April Iwate 89 48 Miyagi 89 89 Miyagi Mid-April Late April Miyagi 61 28 Fukushima 22 22 Fukushima Mid-April Late April Fukushima 0 22 Total 248 248 Total Mid-April Late April Total 150 98 3

Base Stations Expected to be Restored (2/2) Service Restoration Schedules (59) Scheduled for Completion by May Scheduled for Completion by May Scheduled for Completion by May Mountain Regions Tunnels Iwate 47 37 10 Miyagi 8 1 7 Fukushima 4 3 1 Total 59 41 18 Restoration Schedule Undetermined: 68 (Within 30-km of Fukushima nuclear plant ) 4

Service Restoration Measures (1/3) 1. Optical fiber and temporary optical fiber Restoring transmission lines by installing optical fiber cables Prefectural node Branch ring sub-node Branch ring sub-node Branch ring sub-node :^Existing optical fiber :^Temporary optical fiber 5

Tsunami 2. Large zone scheme Utilizing large zone scheme applied to high-elevation base stations to restore services in affected areas Service Restoration Measures (2/3) 6 Damaged by tsunami

3. Entrance microwave system Restoring relay transmission lines and access transmission lines by utilizing entrance microwave system Service Restoration Measures (3/3) Relay station 4. Satellite circuits Restoring service by installing satellite circuits Disconnected optical cable Disconnected optical cable Satellite 7

Restoration Area Maps

- **Restoration area map uploaded on website (Japanese only) beginning March 20**

  Online map shows restoration status in the heavily damaged Iwate, Miyagi and Fukushima prefectures. Users can search by municipalities to confirm areas in which:
  - DOCOMO's FOMA 3G service is available
  - Services are scheduled for restoration using base station vehicles
  - Satellite phones and free phone-charging services are available
  - docomo Shops are open for business

- **Service restoration schedule to be introduced in early April**

FOMA Service Area	
	Service available
	Service restored by base station vehicles
	Service to be restored soon
	Restoration scheduled by mid-April
	Restoration scheduled for mid- to late April
	Restoration scheduled for May or beyond

To be introduced in early April (applies to the last three rows above)

Icons	
	docomo Shop (open for business)
	docomo Shop (open but with limited services)
	docomo Shop (closed)
	Free satellite mobile phone service
	Free mobile phone service
	Free mobile phone charging service
	Base station vehicle



Example: Rikuzentakata city map

© 2011 NTT DOCOMO, INC. All Rights Reserved.
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Disaster Recovery Programs Program Program Before After 1 Extension of walk-in payment deadline for charges (extension approximately one month) Payment deadline of May 2 for March bills Payment deadline of May 2 for March billsPayment deadline of May 31 for April bills 2 Mobile phone repair charges for half the regular price Available until April 11 Available until May 31 3 Free data restoring service for water-soaked mobile phones(Regular price: 5,250 yen including tax) Available until April 11 Available until May 31 4 Special discount at time of mobile phone purchase (maximum of 10,500 yen including tax) Available until April 11 Available until May 31 5 No fee for FOMA SIM card reissuance Available until April 11 Available until May 31 The following disaster recovery programs will be extended Note: Programs 2, 3, 4 and 5 are offered at docomo Shops nationwide. 9

^ ^^Base Station Equipments and Base Stations^ Attachment 1 Currently reports are based on the number of disrupted base station equipments In the future, the number of disrupted base stations is to be updated as recovery efforts are made at each base station sites are made at each base station sites are made at each base station sites are made at each base station sites As of March 28, 2011 Base station: A site where base station equipments are installed. There may be instances where there are multiple base station equipments (i.e. 2GHz & 800MHz) installed in a single base station. *Includes 68 disrupted base stations located within 30-km of Fukushima nuclear plant 1

Facility Damage Displaced by tsunami 1. Base station facility (Matsuhima-Nobiru, Miyagi) 4. docomo Shop (Ishinomaki-Higashi, Miyagi) 2. Transmission facility (Noda-mura, Iwate) 3. Base station facility (Ishinomaki-Midori-cho, Miyagi) Attachment 2 2 Collapse by tsunami (Concrete post)

Service Recovery (Iwate) 4:00 a.m. on Monday, March 28 Iwaizumi Miyako Ofunato 6:00 p.m. on Sunday, March 13 Kamaishi - Kaminakashima Attachment 3-1 3 Service disrupted Service available

Service Recovery (Miyagi) Kesennuma Ishinomaki - Oshika Peninsula Sendai - Matsushima Attachment 3-2 4 4:00 a.m. on Monday, March 28 6:00 p.m. on Sunday, March 13 Service disrupted Service available

Service Recovery (Fukushima) Attachment 3-3 5 4:00 a.m. on Monday, March 28 6:00 p.m. on Sunday, March 13 Service disrupted Service available Fukushima Daiichi Nuclear Plant Fukushima Daini Nuclear Plant Fukushima Daiichi Nuclear Plant Fukushima Daini Nuclear Plant